February 28, 2012

David R. Humphrey, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:         Champion Industries, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2011
Filed January 30, 2012
File No. 000-21084

Dear Mr. Humphrey:

We are in receipt of your letter dated February 14, 2012 providing comments on the referenced filing for Champion Industries, Inc. (the “Company”).  The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies Involving Significant Estimates, page 29

1.
We note your detailed discussion of asset impairment, including the involvement of your audit committee as well as your full board of directors in reviewing the disclosure related to your estimates in this regard. Please tell us whether your audit committee and/or full board of directors were similarly involved with respect to the estimates related to the requirement (set forth in ASC 740-10-30-16) to reduce the measurement of deferred tax assets not expected to be realized. If so, please add appropriate disclosure to your MD&A.

Company Response:

The Company will revise in future filings of its Form 10-K to disclose that the audit committee and the full board of directors were informed of the analysis of the deferred tax assets and the audit committee and board of directors has reviewed this disclosure. The Company has included for illustrative purposes the revised disclosure that will be included in future filings on Form 10-K. For illustrative purposes the following is the disclosure that would have been included pursuant to this comment for Form 10-K dated January 30, 2012 for fiscal year ended October 31, 2011:

Income Taxes: Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company believes that the accounting estimate related to income taxes is a “critical accounting estimate” because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the Consolidated Financial Statements. Management has discussed the development and selection of this estimate with the audit committee of the board of directors, and the board has, in turn, reviewed the disclosure and its relation to MD&A.

Item 8 - Financial Statements and Supplementary Data

Statement of Cash Flows, page F -8

2.
We note the disclosure on page F-18 that your non-cash activities included the purchase of property and equipment financed by a bank. Please tell us why you have considered these transactions as non-cash items, as opposed to including the purchase amount as a use of cash in investing activities and the proceeds from the financing arrangement as a source of cash in financing activities. Specifically address whether the bank that financed these transactions was also the seller of the related property and equipment.

Company Response:

The Company purchased this property and equipment through bank financing. In these situations the insured depository lending institution typically distributes the funds directly to the selling party from which the equipment was purchased. Therefore, in accordance with ASC 230-10-50-4: “Examples of noncash investing and financing transactions are converting debt to equity; acquiring assets by assuming directly related liabilities…” Therefore, the Company believes it has complied with the appropriate disclosure in accordance with the applicable ASC requirements, since it assumed a liability directly related to these purchases. The banks that financed these transactions, which primarily related to the purchase of new vehicles and in prior periods both printing equipment and vehicles, were not the seller of the related property and equipment.

The key issue is that the Company does not have depository accounts with the banks that were lending the funds for the above-mentioned vehicle and equipment purchases. ASC 230-10-20 Master Glossary addresses the definition of cash and defines as cash on hand and demand deposits with banks as well as other accounts that have the general characteristics of demand deposits. All charges and credits to those accounts are cash receipts or cash payments. Therefore, the Company believes that under applicable GAAP the transactions reported by the Company are non-cash investing and financing activities since the Company’s demand deposit accounts are not affected by the loan. As the obligations are repaid the Company will reflect cash payments as financing activities.

Note 5 - Income Taxes, page F-20

3.
We note that your net deferred tax asset of $11,758,267 represents over 14% of your total assets at October 31, 2011. In this regard, please tell us the principal assumptions underlying the calculation of your valuation allowance for deferred tax assets not expected to be realized. Include a discussion of the positive and negative evidence that you considered. See ASC 740-10-30-21 and 22 for examples of such evidence. Also, tell us how these assumptions compare to the assumptions used when you calculated the amount of impairment of goodwill and other intangible assets that you recognized in the fourth quarter of fiscal 2011.

Company Response:

The Company will address this question by answering the three components of the question as well as provide an initial overview summary (1) Overview Summary (2) Principal assumptions of the valuation allowance (3) Positive and negative assessments regarding our assessment of our deferred tax assets and associated realizability (4) Assumption comparisons for impairment analysis of goodwill and other intangible assets as compared to our assessment of deferred tax assets not expected to be realized.

(1)	Overview Summary:

The Company has assessed its deferred tax asset position and acknowledges the Staff comments regarding applicable GAAP to assure that there is appropriate support indicating that the more likely than not threshold is met regarding the realizability of the asset based on future taxable earnings. The Company will address the specific GAAP references within the sections below that the Company believes ultimately support its conclusion. The Company believes that its long history of profitability coupled with its ability to implement identified targeted improvements going forward indicate additional support for its conclusion regarding the ultimate utilization of its deferred tax assets. The Company also believes the global economic crisis is unparalled in recent years and therefore short term performance during this crisis period should not necessarily be an indicator of future performance. The Company believes the factors below fully support our current valuation allowance and that, to the extent deemed present, any negative evidence was outweighed by the positive evidence presented in this analysis.

The Company has carefully considered the Staff’s comment above and the Company believes that additional disclosure regarding the valuation allowance associated with deferred tax assets should be included in future filings of its Form 10-K. For illustrative purposes the following is the disclosure that would have been included pursuant to this comment for Form 10-K dated January 30, 2012 for fiscal year ended October 31, 2011.

The Company has assessed the available positive and negative evidence to determine if it is more likely than not that sufficient future taxable income will be available to utilize the Company’s existing deferred tax assets. The Company believes that it is more likely than not that available evidence exists to support the conclusion that the current valuation allowance is sufficient to absorb any deferred tax assets which will not be utilized. The current valuation allowance is primarily related to certain net operating loss carryforwards associated with Section 382 limitations as well as certain state net operating loss carryforwards. The amount of the deferred tax asset considered to be realizable may be reduced in the event facts or circumstances regarding the Company’s future profitability change or the Company is subject to material changes in its current prospects for operating performance. The Company may also be impacted by a continuing or deepening of the recessionary conditions currently being experienced by the Company and the Company may be unable to identify appropriate actions to improve performance to offset the impact of these conditions.

(2) Principal assumptions underlying calculation of valuation allowance of deferred tax assets.

The valuation allowance for deferred tax assets is associated with state net operating loss carryforwards and a valuation allowance from NOL’s acquired pursuant to an acquisition and subject to Section 382 limitations.  The assumption regarding the valuation allowance for certain state net operating loss carryforwards was focused on many criteria typically related to future prospects of the utilization of such losses in the states associated with such loss. The Company assessed both positive and negative evidence as discussed below when determining whether a valuation allowance was deemed required.

(3) Positive and negative assessments regarding the need for a valuation allowance of deferred tax assets:

In accordance with ASC 740-10-30-2 (b): The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. ASC 740-10-30-5 (e) indicates: Reduce deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance shall be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. The Company will discuss below a thorough analysis of all positive and negative evidence available when weighing the need for a valuation allowance in relation to the deferred tax asset.

ASC 740-30-21 states: Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Other examples of negative evidence include, but are not limited to, the following (See further discussion below subsequent to the cumulative loss analysis).

Cumulative Loss Analysis:

The Company will first address the issue of cumulative losses in recent years. In this regard the Company believes that there are two key variables (1) how “recent years” is defined and (2) how “cumulative losses” is defined. We have determined that a look back period of six years would be more appropriate than what the Company understands to be a shorter three year period often used. The rationale for this is primarily related to the fact that the recession and the continued recessionary conditions faced by our Company have made it difficult to use near term results as a primary indicator of future performance. We believe this is further supported based on the fact pattern that the Company has implemented or is in the process of implementing specific initiatives which are anticipated to accrue future benefits to the Company and have been quantified for the Company’s secured lenders. However, independent of the assessment period used, when the earnings stream is normalized for aberrations, rather than continuing conditions, the Company is able to represent that cumulative losses are not present even in a shorter look- back period often used by issuers.

In relation to how cumulative losses are defined, the Company examined results and adjusted such results based on infrequent or unusual items as identified below. The Company was cognizant of the fact that there was no defined term for cumulative losses, therefore, the Company believes an adjustment of accounting losses for unusual or infrequent items would be appropriate. The Company believes this assertion is justified since the FASB was aware that using a “bright line” definition of “cumulative losses” in recent years may be problematic. The following table is a summary of pretax accounting income and loss defined as follows: Example (A) pre-tax accounting income (loss) as reported,  Example (B) pre-tax accounting income (loss) adjusted for permanent tax differences and Example (C) pre-tax accounting income (loss) adjusted for asset impairments, restructuring charges and gain on early extinguishment of debt to a related party as well as permanent differences. It can be seen in the table below that the Company has reported positive income in five of the last six years under Example (C) with the only exception being 2009. Moreover, the two most recent years both showed positive income under Example (C) in the table below. The Company believes that Example (C) is the most relevant measure due to the fact that non-recurring measures are not typically deemed to be relevant in an evaluation of the earnings power of an entity. The Company ultimately concluded that based on the evaluation criteria discussed above that there was insufficient negative evidence to determine that negative evidence existed related to cumulative losses in recent years, specifically when reviewed in light of the add back adjustments in Example (C) within the table. Finally, the Company was able to fully utilize the NOL’s generated in 2009 and carryback these losses to previous years, and the Company was able to carryback a portion of the 2010 losses.

	2011	2010	2009	2008	2007	2006
Pre-tax (loss) income (A)	(6,240,741)	971,885	(43,250,796)	7,121,017	9,283,366	9,203,411
Permanent Differences	232,858	206,579	184,980	123,847	(54,842)	6,326
Adjusted pre-tax (loss) income (B)	(6,007,883)	1,178,464	(43,065,816)	7,244,864	9,228,524	9,209,737

Gain on stock sale	(1,337,846)	-	-	-	-	-
Intangible impairment	8,716,868	-	41,127,483	-	-	-
Asset impairment	109,255	-	206,000	-	-	-
Restructuring Charges	571,746	1,812,325	-	-	-	-
Pre-tax adjusted income (loss) (C)	2,052,140	2,990,789	(1,732,333)	7,244,864	9,228,524	9,209,737

The Company has provided assessments for items (a)-(d) of ASC 740-10-30-21 below:

a.
A history of operating loss or tax credit carryforwards expiring unused.  The Company has not had this situation and prior to the economic recession had consistently had tax liabilities.  The Company did have acquired NOL’s subject to Section 382 limitations which the Company was not fully able to utilize in fiscal 2009, 2010 and 2011 and therefore the reserve associated with these NOL’s which were limited to approximately $65,000 per year were fully reserved for these periods. Therefore, there is no negative evidence of operating loss carryforwards or tax credit carryforwards expiring unused that were generated by the Company.

b.
Losses expected in early future years (by a presently profitable entity). The Company may have actual losses due to various restructuring initiatives in the next year, which are anticipated to accrue substantial improvements in operating results in future periods. The losses would be due, in part, to investment banking and advisory fees which would be short-term in nature but which would favorably impact operating results and taxable income in future periods. The results may also be impacted by restructuring related charges. The Company’s current forecast, which excludes investment banking fees, advisory fees and restructuring costs reflects pre-tax book income. Projections performed by the Company’s external investment bankers also currently reflect pre-tax book income after adjusting for fees and restructuring related charges. The adjusted pre-tax projections for 2012 pursuant to the adjustments discussed above are currently projected to be in the range of $4.0 million to $3.4 million. Therefore, the Company does not believe negative evidence related to this issue exists in the Company’s situation.

c.
Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years. The Company’s primary unsettled situation is its current maturity of debt with several financial institutions which the Company has disclosed is currently subject to the terms of a Limited Forbearance Agreement and Third Amendment to Credit Facility dated December 28, 2011 and which expires on April 30, 2012. Therefore, the credit facilities could be subject to accelerated maturities.  In addition, the Company has disclosed that it does not anticipate generating sufficient funds from operations to repay the Company’s revolving line of credit, which matures in September of 2012. The Company is actively engaged in negotiations with its various secured lenders, advisors and consultants but a resolution acceptable to the Company and the secured lenders has not yet been reached.

d.
A Carryback, carryforward period that is so brief it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year or the entity operates in a traditionally cyclical business. This would not be applicable to our Company. The carryforward period for the Federal net operating losses is 20 years and the carryforward period for the state net operating losses for which the Company has not provided valuation allowances ranges from 15-20 years. Therefore, based on the extended period of the net operating loss carryforwards the Company does not believe negative evidence exists related to this issue in the Company’s situation.

The discussion regarding positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include, but are not limited to, the following pursuant to ASC 740-10-30-22. The Company was unable to fully ascertain in reviewing the applicable guidance whether definitive negative evidence existed other than on a bright line basis based on pre-tax loss without factoring in relevant adjustments and the related impairments. Therefore, the Company has included this analysis on positive evidence to further support its assertions:

a.
Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures. The Company does not believe that there is positive evidence in this regard based on the nature of the business in which the Company operates. Therefore, in the Company’s three business segments the Company would not typically have non-cancellable long term contracts which would support a material portion of the Company’s revenue. The Company believes most companies that operate in the Company’s segments would be in similar situations and this is not specific to our Company.

b.
An excess of appreciated asset value over the tax basis of the entity’s net assets in an amount sufficient to realize the deferred tax asset. The Company does not believe there is positive evidence in this regard due primarily to the fact that the tax basis related primarily to the intangible assets purchased as a result of the acquisition of The Herald-Dispatch in 2007 are being amortized over a period of 15 years while the asset value of these intangible assets has been written down by approximately $49.8 million in the aggregate in 2009 and 2011 on a pre-tax basis.

c.
A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carry forward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition. The Company believes that strong positive evidence exists in regard to this issue.

•	Strong historical accounting and tax earnings. The fourteen preceding years commencing with fiscal 1995 through fiscal 2008 reflected cumulative taxable income of $57.7 million.
•
Taxable losses in 2009, 2010 and projected 2011 of  $(4,893,000), $(2,351,000) and $(1,278,000). Therefore, the Company has been able to utilize a component of the deferred tax asset in two of the last three years representing in part $3.6 million in annual goodwill and other intangible amortization for tax that is not recorded for accounting purposes based on the initial purchase allocation of The Herald-Dispatch.

•	Evidence in the table above Example (C), of pretax earnings in five of the last six years and adjusted cumulative earnings per Example (C) of $29.0 million.
•
A comprehensive operational plan improvement strategy currently being reviewed and implemented, which was developed and fully vetted by nationally recognized investment bankers and a Chief Restructuring Advisor.

•
Substantial deleveraging of the balance sheet through October 31, 2011 representing a debt reduction of initial syndicated outstanding debt from $85.5 million to $47.6 million (a reduction of $37.9 million or 44.3%) thus reducing interest costs and interest rate exposure. This is represented by a decrease in interest expense from $5.4 million in 2010 to $3.9 million in 2011.

 (4) Assumption comparisons for impairment analysis of goodwill and other intangible assets as compared to our assessment of deferred tax assets not expected to be realized.

The goodwill and other intangible assets impairment analysis was based primarily on historical operating results. The Company believes this was appropriate and the results indicated there were no impairment indicators present for both the printing and office products and office furniture segment. The newspaper segment was also assessed using historical operating results. The baseline factors for each segment were then adjusted based on a variety of criteria to assess future operating results, which were essentially in line with past performance. The forecasts reflected nominal compound annual profitability growth in the office products and office furniture segment, a nominal decrease in compound annual profitability growth for the newspaper segment and nominal compound annual profitability growth for the printing segment.  The Company then considered the impact of the restructuring initiatives when determining the prospects of future taxable income. It should be noted that the restructuring and other operational improvement initiatives were primarily associated with the printing and office products and office furniture segments and since there was no impairment of goodwill and other intangible assets in these segments the utilization of such cost savings in these segments would not have impacted the valuation assessments under GAAP related to goodwill and other intangibles. The assumptions for the deferred tax asset utilization were primarily based on historical results adjusted for non-recurring items and then secondarily an assessment of items within the control of the Company which could be done to improve operating performance independent of the economic environment. We believe this was consistent with the assessment utilized for our impairment analysis of goodwill and other intangible assets since the operational improvements were primarily focused on the two segments, which did not have impairments: printing and office products and office furniture.

Therefore, to conclude, the deferred tax assets primarily relate to impairment charges for goodwill and other intangible assets associated with the newspaper segment. However, the actual utilization of these deferred tax assets will be based on the performance of not only the newspaper segment but also the printing and office products and office furniture segment. Therefore, the future realization of the deferred tax asset encompasses the entire Company’s performance.

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Commission’s request for information.  If there are any questions regarding the foregoing, or if I can be of any assistance to the Commission, please feel free to contact me at 304-528-5492.  Thank you for your consideration and cooperation.

Very truly yours,
/s/Todd R. Fry
Todd R. Fry, Chief Financial Officer
cc:           Thomas J. Murray, Esq.